SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

October 14, 2005 TSX-VENTURE: SBX

4,921,336 INCENTIVE STOCK PURCHASE OPTIONS GRANTED

In accordance with the Company’s approved 2005 Stock Option Plan, the Directors are pleased to announce that the Company has granted 4,921,336 Incentive Stock Purchase Options. The options, exercisable at USD $0.60 per share, for a term of three years, have been granted to employees, consultants, and directors of the Company.

Sea Breeze Power Corp. is engaged in the development of renewable energy. The Company, in conjunction with Boundless Energy LLC, through their jointly owned subsidiary Sea Breeze Pacific Regional Transmission System Inc., is actively involved in the development of several merchant and independent transmission projects.

ON BEHALF OF THE BOARD OF DIRECTORS

PAUL B. MANSON, President

For investor information please contact Ms. Shaye Richardson:

Phone: 604-689-2991 ext.262

1-866-387-1240 ext.262

Fax: 604-689-2990

Email: investor@SeaBreezePower.com

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